OREC Securities, LLC

Combined Statement of Financial Condition

March 31, 2019

(With Report of Independent Registered Public Accounting Firm)

Annual Audited Report
Pursuant to Rule 17A-5(e)(3)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31175

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2018 (MM/DD/YY) AND ENDING 03/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OREC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 West Broad Street, 8th Floor
(No. and Street)

Columbus	Ohio	43215
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Kirkwood, COO & CFO (614) 224-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2323 Ross Avenue, Suite 1400	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Kirkwood _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
OREC Securities, LLC _____ , as
of March 31 _____ , 2019 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Operating Officer & Chief Financial Officer
Title

_____
Notary Public



KRISTEEN NICHOLSON
NOTARY PUBLIC
FOR THE
STATE OF OHIO
My Commission Expires
July 19, 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OREC Securities, LLC

Table of Contents



KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Managers
OREC Securities, LLC:

Opinion on the Combined Financial Statement

We have audited the accompanying combined statement of financial condition of OREC Securities, LLC (the Company) (formerly Red Capital Markets, LLC) as of March 31, 2019, and the related notes (collectively, the combined financial statement). In our opinion, the combined financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This combined financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this combined financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the combined financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Dallas, Texas
May 29, 2019

KPMG LLP is a Delaware limited liability partnership and the U.S. member
firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.

OREC Securities, LLC

Combined Statement of Financial Condition

March 31, 2019

Assets

Cash and cash equivalents	$	1,487,180
Receivable from broker dealer		23,506,068
Restricted cash		1,120,648
Remarketing agent fees receivables		197,250
Derivative assets, at fair value (note 8)		11,978,877
Other assets, net		963,525
Total assets	$	39,253,548

Liabilities and Shareholder's Equity

Liabilities:		
Accrued compensation	$	2,640,625
Line of credit (note 5)		26,511
Line of credit – affiliate (note 5)		10,338,051
Derivative liabilities, at fair value (note 8)		10,292,715
Deferred revenue		26,212
Accounts payable and accrued expenses		319,513
Accounts payable – affiliate		1,357,503
Deferred application fees and borrower deposits		1,590,450
Other liabilities		36,545
Total liabilities		26,628,125

Commitments and indemnifications (notes 8 and 9)

Shareholder's equity:		
Paid-in capital		10,486,633
Retained earnings		2,138,790
Total shareholder's equity		12,625,423
Total liabilities and shareholder's equity	$	39,253,548

See accompanying notes to combined statement of financial condition.

OREC Securities, LLC
Notes to Combined Statement of Financial Condition
March 31, 2019

(1)   Organization

OREC Securities, LLC (the Company) (formerly Red Capital Markets, LLC (RCM)) is a wholly owned subsidiary of ORIX Real Estate Capital Holdings, LLC (the Shareholder). The shareholder is a wholly owned subsidiary of ORIX Corporation USA (ORIX USA). ORIX USA is a wholly owned subsidiary of ORIX Corporation (ORIX).

Effective January 1, 2019, ORIX USA effected a combination of entities under common control. As part of the combination, the broker-dealer operations of Lancaster Pollard & Co., LLC (LPC), a registered securities broker and dealer, were assigned to an affiliate company, RCM. At the same time, RCM was re-named OREC Securities, LLC. FINRA approved a broker dealer withdrawal of LPC effective December 31, 2018. The accompanying combined financial statement and related notes have been prepared as though the combination occurred at the beginning of the year ended March 31, 2019.

The Company's primary businesses are the underwriting of taxable and tax-exempt bonds, financial and mergers and acquisition (M&A) consulting, primarily to the healthcare and senior living industries, as well as the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities. The Company has locations in Columbus, OH, Cleveland, OH, San Diego, CA, Radnor, PA, Alpharetta, GA, and several other locations in the United States.

The Company is registered as a securities broker and dealer pursuant to the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company conducts substantially all business through its primary clearing broker Pershing LLC (Pershing), and previously conducted LPC transactions through Hilltop Securities.

(2)   Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make certain estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying combined financial statement, are as follows:

(a)   *Cash, Cash Equivalents and Restricted Cash*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of March 31, 2019.

Restricted Cash consists of Good Faith Deposits held on behalf of customers.

The Company had cash balances in excess of the Federal Deposit Insurance Corporation and the Securities Industry Protection Corporation insurance limits at March 31, 2019. However, the Company places its cash and cash equivalents with high credit quality financial institutions and has not experienced any losses in the cash accounts and does not believe the Company is exposed to any significant credit risk on cash and cash equivalents.

(b)   *Receivable from broker dealer*

Receivable from broker-dealer primarily represents cash held on deposit at Pershing.

(c)   *Securities Inventory*

Securities inventory is carried at its fair value, determined by an independent valuation or by management by considering the value of similar securities and by considering such factors as call protection, interest rates, and time to maturity. Gains and losses on sales of securities are computed using the cost of the specific security sold. Security transactions for all regular-way trades are recorded within securities inventory on a trade date basis. Security transactions for all other trades are recorded as derivative assets and liabilities until date of settlement.

(d)   *Financial Instruments*

The Company considers cash and cash equivalents, restricted cash, remarketing agent fees receivables and payables as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the combined statement of financial condition approximate fair value. These are considered level 1 financial instruments.

(e)   *Fixed Assets*

Fixed assets primarily consist of furniture and equipment and are included in other assets, net. Fixed assets owned by the Company are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes, ranging from three to ten years. At March 31, 2019, fixed asset accumulated depreciation and amortization was $54,660.

(f)   *Derivative Instruments*

All derivative instruments are carried at fair value on the combined statement of financial condition. The Company uses derivative instruments primarily to protect against the risk of adverse interest rate movements. The Company's derivative financial instruments include forward commitments to buy and sell taxable mortgage-backed securities. These derivative instruments are not designated a hedge relationship. All changes in the fair value of derivatives are recognized immediately in earnings. See additional discussion of derivative instruments in note 8.

(g)   *Customer Accounts*

In accordance with Securities Exchange Commission Rule 15c3-3, the Company had no requirement to hold a balance at March 31, 2019 in a special reserve account for the exclusive benefit of institutional customers.

(h)   *Recent Accounting Pronouncements*

In April 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* and all subsequent amendments (collectively, ASU 2014-09). ASU 2014-09 represents a comprehensive reform of many of the revenue recognition requirements in GAAP. The ASU supersedes the revenue recognition requirements of Topic 605, *Revenue Recognition,* and supersedes or amends much of the industry-specific revenue recognition guidance found throughout ASC Topic 605.

ASU 2014-09 also requires additional disclosures that allow users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows resulting from contracts with customers.

Based on our evaluation of net trading gains, interest income, remarketing fees, and management fees from affiliates, the Company has determined these streams of revenue are either outside the scope of ASC 606 or there was no impact. The Company has determined that the new revenue standard affects how it recognizes revenues for underwriting and advisory fees. The Company historically recognized these revenues net of related expenses, however, under ASU 2014-09, the Company recognizes these revenues on a gross basis. This change did not have a material impact on the Company's combined statement of financial condition.

In February 2016, FASB issued ASU 2016-02, *Leases (Topic 842)* (ASU 2016-02). ASU 2016-02 represents a significant reform to the accounting for leases. Lessees initially recognize a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term.

ASU 2016-02 also includes guidance that makes minor changes to the way the related expense is recorded. Entities are required to use a modified retrospective approach for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. ASU 2016-02 is effective for the Company April 1, 2019. There will be no change to the classification of the Company's leases, which are all currently classified as operating leases. The Company does not expect the adoption of this standard to have a material impact on the combined financial statement.

(3) **Fair Value Measurements**

The Company determines the fair value of its assets and liabilities based on the fair value hierarchy. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical instruments and market prices for similar instruments. When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

The Company uses a three-level hierarchy under which individual fair value estimates are to be ranked based on the relative reliability of the inputs used in the valuation. This hierarchy is the basis for the disclosure requirements, with fair value estimates based on the least reliable inputs requiring more extensive disclosures about the valuation method used and the gains and losses associated with those estimates. Level 1 assets and liabilities are measured using observable or quoted market prices for identical instruments in active markets. Level 2 assets and liabilities are measured using observable inputs other than quoted prices in active markets. Level 3 assets and liabilities are measured using significant unobservable inputs and significant management assumptions. The forward commitments to buy and sell agency mortgage-backed securities are valued using a market approach and are considered Level 2. The market approach utilizes observable inputs such as U.S. Treasury rates, swap spreads, and market spreads for similar assets considering the underlying terms of the mortgage-backed securities to derive the fair value. The fair value of securities held by the Company is generally based on significant observable inputs including prices of similar assets which results in those securities being considered Level 2 in the hierarchy.

A summary of assets and liabilities at March 31, 2019 that the Company measures at fair value is presented below:

	Level 1	Level 2	Level 3	Total
Assets:				
Derivative assets	$ —	11,978,877	—	11,978,877
Total	$ —	11,978,877	—	11,978,877
Liabilities:				
Derivative liabilities	$ —	10,292,715	—	10,292,715
Total	$ —	10,292,715	—	10,292,715

There were no transfers between any of the levels during the year.

(4) Securities Inventory

The Company had no securities inventory at March 31, 2019.

(5) Line of Credit and Line of Credit - Affiliate

The Company has a debt agreement from Pershing that it uses to fund its trading activity. Under terms of the agreement, the Company may borrow up to the house margin requirement based on its securities inventory established on a daily basis by Pershing at an interest rate equal to the Pershing daily cost of funds, as defined, plus 75 basis points. At March 31, 2019, the Company did not have borrowings outstanding under this agreement but had accrued interest payable of $26,511.

The Company has a revolving promissory demand note from ORIX USA that it uses to fund its operations. Under terms of the note, the Company may borrow up to $50,000,000 at an interest rate equal to the London Interbank Offered Rate Index Monthly rate plus 15 basis points. At March 31, 2019, the Company had borrowings outstanding under this note of $10,303,500 and accrued interest payable of $34,551.

(6) Net Capital Requirements

The Company is subject to the uniform net capital rule 15c3-1 (Rule) of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of the greater of $250,000 or 6.67% of aggregate indebtedness, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital and excess net capital calculated in accordance with the Rule at March 31, 2019 was $8,495,981 and $7,321,453, respectively. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 2.07 to 1 at March 31, 2019.

(7) Income Taxes

The Company has been structured to qualify as a pass-through entity not required to pay income tax at the state or federal level. The Shareholder intends that the Company be treated as a disregarded entity for all federal and state income tax purposes.

Management has evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements at March 31, 2019. All tax years between 2014 and 2018 are open to state and federal tax examination subject to the statute of limitations.

The Company has evaluated the tax positions taken or expected to be taken to determine whether the tax positions are "more-likely than-not" of being sustained by applicable tax authorities. Tax positions deemed to meet the more-likely than-not threshold would be recorded as a tax benefit or expense in the current year.

(8)   Derivative Instruments

As part of its business of selling and trading taxable mortgage-backed securities, the Company's risk management strategy includes executing forward commitments to sell taxable mortgage-backed securities to unaffiliated counterparties. Simultaneously with the execution of these forward commitments, the Company enters into an agreement with an affiliate to acquire the mortgage-backed security specified in the forward sales commitment. Concurrent with the Company's execution of the forward commitment and its agreement with the affiliate, the affiliate has a loan commitment with a borrower. In addition, the Company's risk management strategy also includes executing forward purchase commitments to acquire taxable mortgage-backed securities from unaffiliated counterparties.

The forward sale commitments, which are accounted for as derivatives, are used to economically hedge changes in fair value of the commitment to purchase the same mortgage-backed security that may occur due to movements in interest rates.

The Company values derivatives at fair value.

Fair Values of Derivative Instruments as of March 31, 2019

Derivative assets		
Derivatives not accounted for as hedging instruments	**Statement of Financial Condition location**	**Fair value**
Forward commitments	Derivative assets	$ 11,978,877
Total		$ 11,978,877

Derivative liabilities		
Derivatives not accounted for as hedging instruments	**Statement of Financial Condition location**	**Fair value**
Forward commitments	Derivative liabilities	$ 10,292,715
Total		$ 10,292,715

At March 31, 2019, the Company had no mandatory commitments to deliver fixed and variable-rate mortgage-backed securities or written commitments to purchase the same securities from its affiliate. The Company had written commitments to deliver $564,358,854 of fixed-rate mortgage-backed securities and written commitments to purchase $564,358,854 of the same securities from unaffiliated counterparties at March 31, 2019. These amounts are indicative of volume throughout the year.

(9) Contingencies and Indemnifications

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements. The Company has not recorded any liability in the combined financial statement or made payments for any contingencies or indemnifications.

(10) Benefit Plan

The Company participates in the ORIX USA Corporation Savings and Investment Plan. Substantially all employees are eligible to contribute a portion of their pretax compensation to this defined contribution plan. ORIX USA may make contributions to the plan for employees the first month following the date of hire in the form of a 50% match of each dollar contributed on the first 12.5% of pay.

LPC also participated in a safe harbor 401(k) plan for the first nine months of the year ended March 31, 2019 which covered all full-time employees who met certain age and length of service requirements.

(11) Purchased Remarketing Agent Agreements

The Company recognized identifiable intangible assets related to its rights to serve as remarketing agent for certain tax-exempt issues of variable rate demand notes (VRDN). Under the terms of the remarketing agreements, an investor in the VRDN may put the note back to the Company under certain conditions in which case the Company would remarket the note to another investor. If the Company is unable to successfully remarket the VRDN, the VRDN is sent back to the Trustee.

These contracts were measured at their acquisition date fair value of $2,141,000. The value for these rights is amortized based on its expected useful life of nine years using the straight-line method.

At March 31, 2019, accumulated amortization of the agreements was $1,815,704 and the asset was fully amortized.

(12) Related Party Transactions

The Company is a party to an expense sharing agreement with an affiliate, ORIX Real Estate Capital, LLC (OREC). This agreement covers expenses paid by OREC and reimbursed by the Company, based on allocation percentages determined per the agreement. The Company is also party to a shared services agreement with ORIX USA. This agreement covers expenses paid by ORIX USA and reimbursed by the Company based on allocation percentages determined per agreement.

Accounts payable-affiliate represents amounts due to ORIX USA for reimbursement of expenses paid on the Company's behalf. These balances are unsecured and interest-free and are generally settled on a monthly basis.

The Company earns management fees from companies under common ownership. The management fees are mutually agreed upon on an annual basis and include reimbursements for employee compensation and benefits, occupancy costs, overhead, and other management services provided by the Company.

(13) Subsequent Events

The Company has evaluated subsequent events through May 29, 2019, the date the Company's combined financial statement is available to be issued.